Exhibit 99.69

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No.1 to Registration Statement on Form 40-F (File No. 000-56206) of our report dated March 18, 2020, relating to the consolidated financial statements of Midas Gold Corp. for the year ended December 31, 2019 and our report dated February 21, 2019, relating to the consolidated financial statements of Midas Gold Corp. for the year ended December 31, 2018.

/s/ Deloitte LLP

Chartered Professional Accountants

Vancouver, Canada

November 19, 2020